UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55437

Cole Credit Property Trust V, Inc.

(CIM Real Estate Finance Trust, Inc., as successor by merger to Cole Credit Property Trust V, Inc.)

(Exact name of registrant as specified in its charter)

c/o CIM Real Estate Finance Trust, Inc.

2398 East Camelback Road, 4th Floor

Phoenix, Arizona 85016

(602) 778-8700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*

Pursuant to the Agreement and Plan of Merger, dated as of August 30, 2020, by and among Cole Credit Property Trust V, Inc., or the Company, CIM Real Estate Finance Trust, Inc., or CMFT, and Thor V Merger Sub, LLC, a wholly-owned subsidiary of CMFT, or Merger Sub, the Company merged with and into Merger Sub on December 21, 2020, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, CMFT, as successor in interest by merger to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CIM REAL ESTATE FINANCE TRUST, INC. (as successor by merger to Cole Credit Property Trust V, Inc.)

Dated: December 22, 2020	By:	/S/ Nathan D. DeBacker
Name: Nathan D. DeBacker
Title: Vice President, Chief Financial Officer and Treasurer